UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

2 MAY 2019

Commission File Number 001-15246

LLOYDS BANKING GROUP plc

(Translation of registrant's name into English)

25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1) ________.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7) ________.

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-211791 and 333-211791-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

This report on Form 6-K contains the interim report of Lloyds Banking Group plc, which includes the unaudited consolidated interim results for the three months ended 31 March 2019, and is being incorporated by reference into the Registration Statement with File Nos. 333-211791 and 333-211791-01.

BASIS OF PRESENTATION

This release covers the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group) for the three months ended 31 March 2019.

Accounting policies

Except as noted below, the accounting policies are consistent with those applied by the Group in its 2018 Annual Report and Accounts.

The Group adopted IFRS 16 Leases from 1 January 2019 and as permitted elected to apply the standard retrospectively with the cumulative effect of initial application being recognised at that date; as required under this option comparative information has not been restated. Upon initial application the Group recognised a right-of-use asset of £1.7 billion (after offsetting existing lease liabilities) and a corresponding lease obligation of £1.8 billion; there was no impact on shareholders’ equity.

The Group has also implemented the amendments to IAS 12 Income Taxes with effect from 1 January 2019 and as a result tax relief on distributions on other equity instruments, previously recognised in equity, is now reported within the tax charge in the income statement. Comparatives have been restated, reducing the tax charge and increasing profit for the quarter ended 31 March 2018 by £24 million; there is no impact on shareholders’ equity or earnings per share.

Capital

Capital and leverage ratios reported as at 31 March 2019 incorporate profits for the quarter, less foreseeable dividends, that remain subject to formal verification in accordance with the Capital Requirements Regulation. Q1 2019 Interim Pillar 3 Report: www.lloydsbankinggroup.com/investors/financial-performance/other-disclosures

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group’s or its directors’ and/or management’s beliefs and expectations, are forward looking statements. Words such as ‘believes’, ‘anticipates’, ‘estimates’, ‘expects’, ‘intends’, ‘aims’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘estimate’ and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future.

Examples of such forward looking statements include, but are not limited to: projections or expectations of Lloyds Banking Group’s future financial position including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; Lloyds Banking Group’s future financial performance; the level and extent of future impairments and write-downs; statements of plans, objectives or goals of Lloyds Banking Group or its management including in respect of statements about the future business and economic environments in the UK and elsewhere including, but not limited to, future trends in interest rates, foreign exchange rates, credit and equity market levels and demographic developments; statements about competition, regulation, disposals and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements.

Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements made by Lloyds Banking Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to Lloyds Banking Group's credit ratings; the ability to derive cost savings and other benefits including, but without limitation as a result of any acquisitions, disposals and other strategic transactions; the ability to achieve strategic objectives; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; concentration of financial exposure; management and monitoring of conduct risk; instability in the global financial markets, including Eurozone instability, instability as a result of uncertainty surrounding the exit by the UK from the European Union (EU) and as a result of such exit and the potential for other countries to exit the EU or the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural, pandemic and other disasters, adverse weather and similar contingencies outside Lloyds Banking Group's control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; risks related to climate change; changes in laws, regulations, practices and accounting standards or taxation, including as a result of the exit by the UK from the EU, or a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside Lloyds Banking Group's control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the United States or elsewhere including the implementation and interpretation of key legislation and regulation together with any resulting impact on the future structure of Lloyds Banking Group; the transition from IBORs to alternative reference rates; the ability to attract and retain senior management and other employees and meet its diversity objectives; actions or omissions by Lloyds Banking Group's directors, management or employees including industrial action; changes to Lloyds Banking Group's post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by Lloyds Banking Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints.

Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors and risks together with examples of forward looking statements.

Lloyds Banking Group may also make or disclose written and/or oral forward looking statements in reports filed with or furnished to the US Securities and Exchange Commission, Lloyds Banking Group annual reviews, half-year announcements, proxy statements, offering circulars, prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of the date hereof, and Lloyds Banking Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document to reflect any change in Lloyds Banking Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

REVIEW

Income statement

During the three months to 31 March 2019, the Group recorded a profit before tax of £1,603 million, broadly unchanged from the equivalent period in 2018.

Total income, net of insurance claims, decreased by £15 million to £4,490 million in the three months to 31 March 2019 compared with £4,505 million in the three months to 31 March 2018, comprising a £1,678 million decrease in net interest income largely offset by an increase of £1,663 million in other income, net of insurance claims.

Net interest income was £2,113 million in the three months to 31 March 2019; a decrease of £1,678 million, or 44 per cent, compared to £3,791 million in the three months to 31 March 2018. There was a significant movement in the amounts payable to unit holders in those Open-Ended Investment Companies (OEICs) included in the consolidated results of the Group from a credit of £672 million in the three months to 31 March 2018 to an expense of £892 million in the three months to 31 March 2019. This movement reflects the relatively buoyant investment performance in the period, compared to the subdued performance in the first quarter of 2018, with the FTSE All-Share Index up 9.4 per cent, compared to a reduction of 7.8 per cent in the first quarter of 2018; the change in population of consolidated OEICs in 2019 did not have a significant impact, contributing a net increase of £26 million attributable to third party investors. Excluding the amounts attributable to OEIC unit holders, net interest income fell by £114 million, or 4 per cent, as a result of both a lower net interest margin, with lower deposit costs offset by continued pressure on asset margins, and decreased average interest-earning assets as growth in targeted segments was offset by reduced mortgage balances.

Other income was £12,272 million higher at £10,958 million in the three months to 31 March 2019 compared to a deficit of £1,314 million in the three months to 31 March 2018 due to an increase in net trading income of £11,311 million. Net trading income was £7,034 million in the three months to 31 March 2019, compared to a deficit of £4,277 million in the three months to 31 March 2018 due to increased gains on policyholder assets held by the insurance business, as a result of market performance over the period, particularly in equities. There was an increase of £18 million in net fee and commission income. Other operating income was £582 million higher at £1,133 million in the three months to 31 March 2019 compared to £551 million in the three months to 31 March 2018; there was an increase of £569 million in the change in value of in-force insurance business, as a result of favourable economic variance and assumption changes, and the Group recognised a gain of £50 million relating to the disposal of Vocalink in 2017.

The insurance claims expense increased by £10,609 million to an expense of £8,581 million in the three months to 31 March 2019 compared to a credit of £2,028 million in the three months to 31 March 2018 reflecting the improved investment performance from policyholder assets reported in other income.

Operating expenses decreased by £32 million, or 1 per cent, to £2,612 million in the three months to 31 March 2019 compared with £2,644 million in the three months to 31 March 2018, as a result of a £30 million reduction in regulatory provisions and a £2 million reduction in other operating expenses. Regulatory provisions in the three months to 31 March 2019 totalled £120 million (compared to £150 million in the three months to 31 March 2018) and include a Payment Protection Insurance charge of £100 million, reflecting increased costs from higher gross complaint volumes. Net complaints remain in line with the Group’s expectation of around 13,000 per week. Other operating expenses reduced by £2 million as underlying cost savings were partly offset by a charge for the cost of exiting the Standard Life Aberdeen investment management agreement.

Impairment losses increased by £16 million, or 6 per cent, to £275 million in the three months to 31 March 2019 compared with £259 million in the three months to 31 March 2018, however credit quality remains strong, with no deterioration in credit risk.

REVIEW (continued)

Balance sheet and capital

Total assets were £20,729 million, or 3 per cent, higher at £818,327 million at 31 March 2019 compared to £797,598 million at 31 December 2018. Cash and balances at central banks were £5,020 million, or 9 per cent, higher at £59,683 million compared to £54,663 million at 31 December 2018 as the Group placed surplus liquidity. Loans and advances to customers increased in the three months to 31 March 2019 by £4,955 million, or 1 per cent, to £489,813 million, compared to £484,858 million at 31 December 2018, mainly as a result of an increase of £8,797 million in reverse repurchase agreement balances, as returns are relatively attractive; growth in lending to targeted segments was offset by a reduction in mortgage balances. Other assets were £6,711 million, or 17 per cent, higher at £46,328 million compared to £39,617 million at 31 December 2018 as a result of increased settlement balances and an increase of £1,510 million in property, plant and equipment reflecting the right-of-use asset established on adoption of IFRS 16.

Deposits from banks were £6,247 million, or 21 per cent, higher at £36,567 million compared to £30,320 million at 31 December 2018 reflecting increased holdings of repos for liquidity purposes. Customer deposits were £3,897 million, or 1 per cent, higher at £421,963 million at 31 March 2019 compared to £418,066 million at 31 December 2018 as a result of increased holdings of repos and growth in Commercial deposits which has more than offset reduced Retail savings balances. Liabilities arising from insurance contracts and participating investment contracts were £5,562 million, or 6 per cent, higher at £104,436 million, compared to £98,874 million at 31 December 2018 due to market gains on policyholder investments. Other liabilities were £5,315 million, or 21 per cent, higher at £30,857 million compared to £25,542 million at 31 December 2018 as a result of increased settlement balances and the lease liability arising on adoption of IFRS 16.

Total equity was £320 million, or 1 per cent, higher at £50,519 million compared to £50,199 million at 31 December 2018 as the profit for the period has been partly offset by negative reserve movements, particularly in relation to post-retirement defined benefit scheme remeasurements, and the impact of the Group’s share buyback programme.

The Group’s common equity tier 1 (CET1) capital ratio has strengthened to 14.2 per cent1 before dividend accrual (31 December 2018: 13.9 per cent2) with an increase of 31 basis points in the three months to 31 March 2019 primarily driven by retained profit. After accruing for dividends the CET1 capital ratio remains strong at 13.9 per cent1 (31 December 2018: 13.9 per cent2). Risk-weighted assets increased to £208 billion (31 December 2018: £206 billion) with the reduction in low risk-weighted mortgage assets in the last three months offset by the risk-weighted asset increase from the implementation of IFRS 16. The Group remains well positioned to meet its minimum requirement for own funds and eligible liabilities (MREL) from 2020 and, as at 31 March 2019, had a transitional MREL ratio of 31.5 per cent1 of risk-weighted assets (31 December 2018: 32.6 per cent2). The UK leverage ratio reduced to 5.3 per cent1 (31 December 2018: 5.6 per cent2).

The Group has been notified by the Prudential Regulation Authority (PRA) that the Systemic Risk Buffer for the Group’s Ring Fenced Bank will be 200 basis points which equates to 170 basis points at a Group level. This is less than the 210 basis points previously included in the Group’s capital guidance following action to manage the size of the Ring Fenced Bank. This decrease in the Systemic Risk Buffer follows the net 30 basis point reduction in the Group’s Pillar 2A, as announced to the market in 2018 and with effect from 1 January 2019. Given these decreases, the Board’s view of the current level of capital required by the Group to grow the business, meet regulatory requirements and cover uncertainties has reduced from around 13 per cent to around 12.5 per cent, plus a management buffer of around 1 per cent.

[1]	Incorporating profits, net of foreseeable dividends (unless otherwise stated), for the period that remain subject to formal verification in accordance with the Capital Requirements Regulation.
[2]	The CET1, leverage and transitional MREL ratios at 31 December 2018 are reported on an adjusted basis, reflecting the dividend paid by the Insurance business in February 2019 in relation to prior year earnings. The CET1 ratios have been adjusted for the full impact of the Group’s share buy back programme.

CONSOLIDATED INCOME STATEMENT

	Three months	Three months
	to 31 March	to 31 March
	2019	2018[1]
	£million	£million
	(unaudited)	(unaudited)

Net interest income	2,113	3,791
Other income	10,958	(1,314)
Total income	13,071	2,477
Insurance claims	(8,581)	2,028
Total income, net of insurance claims	4,490	4,505
Total operating expenses	(2,612)	(2,644)
Trading surplus	1,878	1,861
Impairment	(275)	(259)
Profit before tax	1,603	1,602
Taxation	(403)	(431)
Profit for the period	1,200	1,171

Profit attributable to ordinary shareholders	1,063	1,056
Profit attributable to other equity holders	124	102
Profit attributable to equity holders	1,187	1,158
Profit attributable to non-controlling interests	13	13
Profit for the period	1,200	1,171

Earnings per share	1.5p	1.5p

[1]	Restated. See basis of presentation.

STATUTORY BALANCE SHEET

	At 31 March	At 31 Dec
	2019	2018
	£million[1]	£million
	(unaudited)	(audited)
Assets
Cash and balances at central banks	59,683	54,663
Financial assets at fair value through profit or loss	158,861	158,529
Derivative financial instruments	23,372	23,595
Financial assets at amortised cost	503,721	496,379
Financial assets at fair value through other comprehensive income	26,362	24,815
Other assets	46,328	39,617
Total assets	818,327	797,598

Liabilities
Deposits from banks	36,567	30,320
Customer deposits	421,963	418,066
Financial liabilities at fair value through profit or loss	26,617	30,547
Derivative financial instruments	22,863	21,373
Debt securities in issue	92,503	91,168
Liabilities arising from insurance and investment contracts	118,913	112,727
Subordinated liabilities	17,525	17,656
Other liabilities	30,857	25,542
Total liabilities	767,808	747,399

Shareholders’ equity	43,835	43,434
Other equity interests	6,491	6,491
Non-controlling interests	193	274
Total equity	50,519	50,199
Total equity and liabilities	818,327	797,598

[1]	Reflects adoption of IFRS 16. See basis of presentation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANKING GROUP plc

By:	/s/ G Culmer
Name:	George Culmer
Title:	Chief Financial Officer

Dated:	2 May 2019